Exhibit 99.2

Le Gaga Announces Share Repurchase Program

HONG KONG, August 27, 2012 – Le Gaga Holdings Limited (“Le Gaga” or the “Company”) (NASDAQ: GAGA), a leading greenhouse vegetable producer in China, today announces that its Board of Directors has authorized a program to repurchase Le Gaga American Depositary Shares, each representing 50 ordinary shares. The Board approved the repurchase of up to US$10 million of Le Gaga ADSs over a period of eight months or such other date, which ever is earlier, when the repurchase program is revoked or varied by the Board of Directors.

The size, scope and timing of any purchases under the repurchase program will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The share repurchase program is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions, or by any combination of such methods, in compliance with applicable insider trading and other securities laws and regulations. This plan does not obligate Le Gaga to acquire any particular number of ADSs. The plan may be suspended, modified or discontinued at any time at Le Gaga’s discretion without prior notice.

Mr. Shing Yung Ma, Le Gaga’s Chairman and CEO, commented, “The authorization of a new share repurchase program demonstrates our confidence in the long-term prospects of our company and our ability to execute our greenhouse vegetable production strategy, as well as our dedication to return value to shareholders. We believe that this plan represents a prudent use of capital and will not affect the execution of our expansion plans.”

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

For further information, please contact:

PR China

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1368

Email: hchik@prchina.com.hk